Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN
THE PETERS & CO. LIMITED
15TH ANNUAL NORTH AMERICAN OIL & GAS CONFERENCE
IN TORONTO, ONTARIO

Calgary, Alberta, Canada – September 8, 2011

Precision Drilling Corporation (“Precision”) will be attending The Peters & Co. Limited 15th Annual North American Oil & Gas Conference which is taking place September 13-15, 2011 in Toronto, Ontario.  Mr. Rob McNally, Executive Vice President & Chief Financial Officer, is scheduled to present at 10:20 a.m. Eastern time (8:20 a.m. Mountain time) on Tuesday, September 13, 2011.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com